                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              DAVE & BUSTER'S, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    23833N104
                                 (CUSIP Number)

                                 Kurt Butenhoff
                           c/o Bear Stearns & Co. Inc.
                                 383 Madison Avenue
                            New York, New York 10179
                        Telephone Number: (212) 272-6849
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 1
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
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CUSIP NO. 23833N104                                       13D             PAGE 2 OF 7 PAGES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MANDARIN, INC.

---------------------------------------------------------------------------------------------------------------------

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (A)[ ]
                                                                                                             (B) X
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       3  SEC USE ONLY
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       4  SOURCE OF FUNDS*

          NOT APPLICABLE
---------------------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)             [ ]
---------------------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          BAHAMAS
---------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
        SHARES            -------------------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY
         EACH                     893,000
      REPORTING           -------------------------------------------------------------------------------------------
       PERSON
        WITH              9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  893,000
---------------------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,000
---------------------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

---------------------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%  (SEE ITEM 5.)

---------------------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
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                                   Page 2 of 2

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
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CUSIP NO. 23833N104                                       13D             PAGE 3 OF 7 PAGES
---------------------------------------------------------------------------------------------------------------------

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       1  NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH LEWIS
---------------------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (A)[ ]
                                                                                                             (B) X
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       3  SEC USE ONLY

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       4  SOURCE OF FUNDS*

          NOT APPLICABLE
---------------------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)            [ ]
---------------------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM
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                          7       SOLE VOTING POWER

       NUMBER OF                  0
        SHARES            -------------------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY
         EACH                     893,000
       REPORTING          -------------------------------------------------------------------------------------------
        PERSON            9       SOLE DISPOSITIVE POWER
         WITH
                                  0
                          -------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  893,000
---------------------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,000
---------------------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

---------------------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%  (SEE ITEM 5.)

---------------------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
---------------------------------------------------------------------------------------------------------------------

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
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CUSIP NO. 23833N104                                       13D             PAGE 4 OF 7 PAGES
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JANE LEWIS
---------------------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (A)[ ]
                                                                                                             (B) X

---------------------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)               [ ]

---------------------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED KINGDOM

---------------------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0
        SHARES            -------------------------------------------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8       SHARED VOTING POWER
         EACH
       REPORTING                  893,000
         PERSON           -------------------------------------------------------------------------------------------
          WITH            9       SOLE DISPOSITIVE POWER

                                  0
                          -------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  893,000
 ---------------------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          893,000

---------------------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)              [ ]

---------------------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%  (SEE ITEM 5.)

---------------------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

---------------------------------------------------------------------------------------------------------------------

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ITEM 1.           SECURITY AND ISSUER

         (i)      Name of Issuer: Dave & Buster's, Inc. ("DAB")

         (ii) Address of the Principal Executive Offices of DAB: 2481 Manana Drive, Dallas, Texas 75220

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value per share (the "Common Stock")


ITEM 2.           IDENTITY AND BACKGROUND

         Mandarin, Inc. ("Mandarin") is a corporation organized under the laws of the Bahamas as an investment vehicle. The shareholders and directors of Mandarin are Joseph Lewis and Jane Lewis, who are permanent residents of the Bahamans and citizens of the United Kingdom. The business address of each of Mandarin, Joseph Lewis and Jane Lewis is c/o Cay House, P.O. Box N7776, Lyford Cay, New Providence, Bahamas, United Kingdom. The principle business of each of Joseph Lewis and Jane Lewis is private investments and serving as directors of Mandarin.

         During the last five years, neither Mandarin, Joseph Lewis or Jane Lewis has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Neither Mandarin, Joseph Lewis or Jane Lewis have any present plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (c)

         Mandarin owns 893,000 shares of Common Stock, which constitutes approximately 6.9% of DAB's outstanding shares of Common Stock (based on 12,957,042 shares outstanding as of December 14, 2001, as reported on the Form 10-Q filed on December 14, 2001 by DAB). Joseph Lewis and Jane Lewis, as the only shareholders of Mandarin, are the beneficial owners of the 893,000 shares of Common Stock, which constitutes approximately 6.9% of DAB's outstanding shares of Common Stock (based on 12,957,042 shares outstanding as of December 14, 2001, as reported on the Form 10-Q filed on December 14, 2001 by DAB). Mandarin, Joseph Lewis and Jane Lewis have shared power to vote and to dispose of the 893,000 shares of Common Stock.

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         Set forth below are the number of shares, trading dates and average price per share for all sales of Common Stock made by Mandarin within the past 60 days. All sales were open market transactions and were effected on the Nasdaq National Market.

                Number                  Trading                Price
                of Shares               Date                   Per Share
                ---------               -------                ---------
                42,000                  2/14/02                8.9738
                179,600                 2/15/02                9.0009


         (d)  None.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 22, 2002


                           MANDARIN, INC.


                           /s/ Joseph Lewis
                           -------------------------------
                           Name:  Joseph Lewis
                           Title:  Director

                           /s/ Joseph Lewis
                           -------------------------------
                           Joseph Lewis

                           /s/ Jane Lewis
                           -------------------------------
                           Jane Lewis